As filed with the Securities and Exchange Commission on May 20, 2005
Registration No. 0-9261

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3
RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(e)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. __)

KESTREL ENERGY, INC.
(Name of the Issuer)

KESTREL ENERGY, INC.
(Names of Persons Filing Statement)

COMMON STOCK, NO PAR VALUE PER SHARE
(Title of Class of Securities)

492545 10 8
(CUSIP Number of Class of Securities)

Timothy L. Hoops President and CEO Kestrel Energy, Inc. 1726 Cole Boulevard, Suite 210 Lakewood, Colorado 80401 (303) 295-0344	COPIES TO: S. Lee Terry, Jr., Esq. Davis Graham & Stubbs LLP 1550 17th Street, Suite 500 Denver, Colorado 80202 (303) 892-9400

(Name, Address, and Telephone Numbers of Person Authorized to Receive
Notices and Communications on Behalf of the Persons Filing Statement)

This statement is filed in connection with (check the appropriate box):

a.	☒
The filing of solicitation materials or an information statement subject to Regulation 14A (§§240.14a-1 through 240.14b-2), Regulation 14C (§§240.14c-1 through 240.14c-101) or Rule 13e-3(c) (§240.13e-3(c)) under the Securities Exchange Act of 1934 (“the Act”).

b.	☐	The filing of a registration statement under the Securities Act of 1933.
c.	☐	A tender offer.
d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☒

Calculation of Filing Fee

Transaction valuation*	Amount of filing fee
$25,560	$3.00

* Calculated solely for purposes of determining the filing fee. This amount assumed the acquisition of approximately 18,000 shares of Common Stock for $1.42 per share in cash in lieu of fractional shares to holders of less than 1 share after the proposed reverse stock split.

☐	Check the box if any part of the fee is offset as provided by §240.0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
(1) Amount Previously Paid: $
(2) Form or Registration No.: Schedule 14A
(3) Filing Party:
(4) Date Filed:

RULE 13e-3 TRANSACTION STATEMENT

INTRODUCTION

This Rule 13e-3 Transaction Statement on Schedule 13E-3 (together with the Exhibits and Schedules hereto, this “Rule 13E-3”) is filed by Kestrel Energy, Inc., a Colorado corporation (the “Company”), pursuant to Section 13(e) of the Securities Exchange Act of 1934 and Rule 13e-3 thereunder. The Company is submitting to its shareholders a proposal (the “Reverse Stock Split Proposal”) to approve a 100-for-1 reverse stock split of the outstanding shares of the Company’s common stock. In the reverse stock split, the common shareholders will receive one share of common stock for each 100 shares they hold immediately prior to the effective date of the reverse stock split. Those shareholders holding less than 100 shares prior to the reverse stock split will receive cash in lieu of any fractional shares to which they would otherwise be entitled. The cash payment for the common stock will be the greater of (i) 125% of the average pre-split closing price per share of the common stock as quoted on the OTC Bulletin Board for the 40 trading days preceding the first public announcement of the plan to effect a reverse stock split, May 20, 2005, or (ii) 125% of the average pre-split closing price per share over the 5 trading days preceding the effective date of the reverse stock split as declared by the Board of Directors. For shareholders who own one or more shares after the split, a fractional share will not be issued but the number of shares received would be rounded up to the next whole number of shares.

The Reverse Stock Split Proposal is being made upon the terms and subject to the conditions set forth in the preliminary proxy statement for the Company’s 2005 special meeting of shareholders (the “Special Meeting”), filed concurrently with this Schedule 13E-3 (the “Proxy Statement”). The information in the Proxy Statement, together with the proxy card, is expressly incorporated herein by reference in its entirety, and responses to each item herein are qualified in their entity by the Proxy Statement and the proxy card. Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Proxy Statement. The other purpose of the Special Meeting is to transact such other business as may properly come before the Special Meeting or any adjournments or postponements thereof.

Item 1.  Summary Term Sheet.

The information set forth under the caption “Summary Term Sheet” in the preliminary Proxy Statement filed as Exhibit 16(a) to this Schedule (the “Proxy Statement”) is incorporated herein by reference.

Item 2.  Subject Company Information.

(a)	Name and Address. The information set forth under the caption “The Company” of the Proxy Statement is incorporated herein by reference.

(b)	Securities. The information set forth under the caption “Voting of Shares” of the Proxy Statement is incorporated herein by reference.

(c)	Trading Market and Price. The information set forth under the caption “Market Information for Our Common Stock” of the Proxy Statement is incorporated herein by reference.

(d)	Dividends. The information set forth under the caption “Dividend Policy” of the Proxy Statement is incorporated herein by reference.

(e)	Prior Public Offerings. None.

(f)	Prior Stock Purchases. None.

Item 3.  Identity and Background of Filing Person.

(a)	Name and Address. The filing person, the Company, is also the subject company. The information set forth in the Proxy Statement under the captions “The Company” and “Security Ownership of Certain Beneficial Owners and Management” is incorporated herein by reference.

(b)	Business and Background of Entities. None.

(c)	Business and Background of Natural Persons. The information set forth under the captions “Our Directors and Officers” and “Security Ownership of Certain Beneficial Owners and Management” of the Proxy Statement is incorporated herein by reference.

To the Company’s knowledge, none of the Company’s directors or executive officers has been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors) or has been a party to any other judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from further violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws. Messrs. Hoops and Nickerson are citizens of the United States. Messrs. Pett, Kopcheff and Syropoulo are citizens of Australia. Mr. MacLachlan is a citizen of Great Britain.

Item 4.  Terms of the Transaction.

(a)(1)	Material Terms. Tender Offers. None

(a)(2)	Material Terms. Mergers or Similar Transactions. The information set forth in the Proxy Statement under the captions “Summary Term Sheet,” “Reverse Stock Split; ‘Going Dark;’ ‘Pink Sheet’ Quotation,” “Voting of Shares,” “Special Factors - Background of the Proposal,” “Special Factors - Purpose of the Proposal,” “Special Factors - Advantages of the Proposal,” “Special Factors - Disadvantages of the Proposal,” “Special Factors - Alternative Transactions Considered,” “Special Factors - Fairness of the Reverse Stock Split,” and “Special Factors - Federal Income Tax Consequences” is incorporated herein by reference.

(b)	Purchases: None

(c)	Different Terms. The information set forth in the Proxy Statement under the caption “Special Factors - Fairness of the Reverse Stock Split” is incorporated herein by reference.

(d)
Appraisal Rights. The information set forth in the Proxy Statement under the caption “Special Factors - Appraisal and Dissenters’ Rights” and in “Attachment A - Dissenters’ Rights Under The Colorado Business Corporation Act” is incorporated herein by reference.

(e)
Provisions for Unaffiliated Security Holders. The information set forth in the Proxy Statement under the caption “Special Factors - Fairness of The Reverse Stock Split” is incorporated herein by reference.

(f)	Eligibility for Listing or Trading. Not applicable.

Item 5.  Past Contacts, Transactions or Negotiations.

(a)	Transactions. The information set forth in the Proxy Statement under the caption “The Company - Certain Relationships and Related Transactions with Affiliates” is incorporated herein by reference.

(b)	Significant Corporate Events. None.

(c)	Negotiations or Contacts. None.

(d)
Conflicts of Interest: The information set forth in the Proxy Statement under the caption “The Company - Certain Relationships and Related Transactions with Affiliates” is incorporated herein by reference.

(e)	Agreements Involving the Subject Company’s Securities. The information set forth in the Proxy Statement under the caption “The Company - Certain Relationships and Related Transactions with Affiliates” is incorporated herein by reference.

Item 6.  Purposes of the Transaction and Plans or Proposals.

(a)	Purposes. The information set forth in the Proxy Statement under the caption “Special Factors - Purpose of the Proposal” is incorporated herein by reference.

(b)	Use of Securities Acquired. The information set forth in the Proxy Statement under the caption “Special Factors - Purpose of the Proposal” is incorporated herein by reference.

(c)
(1)-(8) Plans. The information set forth in the Proxy Statement under the caption “Special Factors - Background of the Proposal,” “Special Factors - Purpose of the Proposal,” “Special Factors - Advantages of the Proposal,” and “Special Factors - Disadvantages of the Proposal,” is incorporated herein by reference

Item 7.  Purposes, Alternatives, Reasons and Effects.

(a)	Purposes. The information set forth in the Proxy Statement under the caption “Special Factors - Purpose of the Proposal” is incorporated herein by reference.

(b)
Alternatives. The information set forth in the Proxy Statement under the captions “Special Factors - Alternative Transactions Considered” and “Special Factors - Fairness of the Reverse Stock Split” is incorporated herein by reference.

(c)	Reasons. The information set forth under the caption “Special Factors - Purpose of the Proposal” of the Proxy Statement is incorporated herein by reference.

(d)
Effects. The information set forth in the Proxy Statement under the captions “Special Factors - Effects on the Company,” “Special Factors - Effects on the Shareholders with Fewer Than 100 Shares of Common Stock,” Special Factors - Effects on the Shareholders with 100 Or More Shares of Common Stock,” and “Special Factors - Federal Income Tax Consequences” is incorporated herein by reference.

Item 8.  Fairness of the Transaction.

(a)	Fairness. The information set forth in the Proxy Statement under the captions “Summary Term Sheet,” “Reverse Stock Split; ‘Going Dark;’ ‘Pink Sheet’ Quotation,” and “Special Factors - Fairness of the Reverse Stock Split” is incorporated herein by reference.

(b)
Factors Considered in Determining Fairness. The information set forth in the Proxy Statement under the captions “Summary Term Sheet,” “Special Factors - Alternative Transactions Considered,” “Special Factors - Fairness of the Reverse Stock Split,” “Special Factors - Effects on the Shareholders with Fewer Than 100 Shares of Common Stock,” and “Special Factors - Effects on the Shareholders with 100 Or More Shares of Common Stock,” is incorporated herein by reference.

(c)	Approval of Security Holders. The information set forth in the Proxy Statement under the caption “Voting of the Shares” is incorporated herein by reference.

(d)	Unaffiliated Representative. None.

(e)	Approval of Directors. The information set forth in the Proxy Statement under the caption “Special Factors - Recommendation of Our Board of Directors” is incorporated herein by reference.

(f)	Other Offers. None.

Item 9.  Reports, Opinions, Appraisals and Negotiations.

(a)	Report, Opinion, or Appraisal. None.

(b)	Preparer and Summary of the Report, Opinion, or Appraisal. None.

(c)	Availability of Documents. The information set forth in the Proxy Statement under the caption “Where You Can Find More Information” is incorporated herein by reference.

Item 10.   Source and Amounts of Funds or Other Consideration.

(a)	Source of Funds. The information set forth in the Proxy Statement under the caption “Special Factors - Costs/Source of Fees and Expenses” is incorporated herein by reference.

(b)	Conditions. None.

(c)	Expenses. The information set forth in the Proxy Statement under the captions “Proxy Solicitation” and “Special Factors - Costs/Source of Fees and Expenses” is incorporated herein by reference.

(d)	Borrowed Funds. None.

Item 11.   Interest in Securities of the Subject Company.

(a)	Securities Ownership. The information set forth in the Proxy Statement under the caption “Security Ownership of Certain Beneficial Owners and Management” is incorporated herein by reference.

(b)
Securities Transactions. The information set forth in the Proxy Statement under the caption “The Company - Certain Relationships and Related Transactions with Affiliates” is incorporated herein by reference.

Item 12.   The Solicitation or Recommendation.

(d)
Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the Proxy Statement under the caption “Special Factors - Special Interest of Affiliated Persons in the Transaction” is incorporated herein by reference.

(e)
Recommendations of Others. The information set forth in the Proxy Statement under the captions “Special Factors - Fairness of the Merger” and “Special Factors - Recommendation of Our Board of Directors” is incorporated herein by reference.

Item 13.   Financial Statements.

(a)	Financial Information. The information set forth in the Proxy Statement under the caption “Where You Can Find More Financial Information” is incorporated herein by reference. The audited financial statements, unaudited financial statements and amendments thereto are incorporated by reference in the Proxy Statement. The book value per share as of the last quarter ending March 31, 2005 was $0.21 per share.

(b)	Pro Forma Information. None

Item 14.   Persons/Assets, Retained, Employed, Compensated or Used.

(a)	Solicitations or Recommendations. The information set forth in the Proxy Statement under the captions “Proxy Solicitation” and “Special Factors - Costs/Sources Of Funds” is incorporated herein by reference.

(b)	Employees and Corporate Assets. The information set forth in the Proxy Statement under the caption “Proxy Solicitation” is incorporated herein by reference.

Item 15.   Additional information.

(b)	Other Material Information. The information contained in the Proxy Statement, including all appendices attached thereto, is incorporated herein by reference.

Item 16.   Exhibits.

(a)(1)	None.

(a)(2)	Preliminary copy of Notice of Special Meeting of Shareholders of the Company incorporated by reference to Schedule 14A filed by Kestrel Energy, Inc. on May 20, 2005.

(a)(3)	Preliminary Proxy Statement, incorporated by reference to Schedule 14A filed by Kestrel Energy, Inc. on May 20, 2005.

(a)(4)	None.

(a)(5)	None.

(b)	None.

(c)	None.

(d)	None.

(e)	None.

(f)	Dissenter’s rights of appraisal are described in Attachment A to the Preliminary Proxy Statement, incorporated by reference to Schedule 14A filed by Kestrel Energy, Inc. on May 20, 2005.

(g)	None.

(h)	None.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

KESTREL ENERGY, INC., a Colorado corporation

By:	/s/ Timothy L. Hoops
Timothy L. Hoops President and Chief Executive Officer
Title

Dated: May 20, 2005